UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Cipher Technologies Bitcoin Fund

Address of Principal Business Office:

c/o Cipher Technologies Management LP

600 Steamboat Road, 3rd Floor

Greenwich, CT 06830

Telephone Number:            +1 (203) 769-7800

Name and address of agent for service of process:

Jacob E. Comer

c/o Cipher Technologies Management LP

600 Steamboat Road, 3rd Floor

Greenwich, CT 06830

With copies to:

John M. Loder

Ropes & Gray LLP

Prudential Tower, 800 Boylston St.

Boston, MA 02199-3600

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:          Yes ☒           No ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust of Cipher Technologies Bitcoin Fund (the “Trust”) is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the Town of Greenwich and the State of Connecticut on the 13th day of May 2019.

CIPHER TECHNOLOGIES BITCOIN FUND

By:	/s/ Gerald T. Banks	Attest:	/s/ Jacob E. Comer
Name:	Gerald T. Banks	Name:	Jacob E. Comer
Title:	President	Title:	Secretary